Via EDGAR

September 1, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Stacie Gorman

Re: AB INTERNATIONAL GROUP CORP.

Registration Statement on Form S-1

Filed August 4, 2022

File No. 333-266505

Dear Ms. Gorman:

I write on behalf of AB International Group Corp., (the “Company”) in response to Staff’s letter of August 30, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-Effective Amendment to Form S-1, filed August 4, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1

General

1.	We note your response to comment 1 of our letter dated March 2, 2022 relating to the Post-Effective Amendment to your prior registration statement and your assertion therein that you no longer have any assets in China or Hong Kong. However, it appears that the website related to your NFT movie and music marketplace operations, starestnet.io is written in Chinese and appears to be targeting that market. Please provide detailed disclosure regarding the circumstances in which you divested yourself of the assets in China or Hong Kong and clarify whether you are still targeting the Chinese market with your newly acquired assets, whether the majority of your revenues are from China, and whether you still have any officers or operations located in China. Please provide a more detailed analysis in light of the factors above as to why you believe the prior comments from the letter dated March 2, 2022 do not apply to your company or revise the registration statement to comply with the prior comments.

In response to this comment, the Company’s NFT movie and music marketplace (“NFT MMM”) website, stareastnet.io, and associated app, both represent U.S. operations. The host sever is Amazon Web Services, Inc. and the domain was registered in the United States.

Please note that for any website to work in China, it must be first registered with the Chinese government. The NFT MMM website was never registered in China. The NFT MMM app is only available for download on the Google Play platform. In fact, Google Play is unavailable in China, so Chinese users are unable to have access.

The Company’s website runs in both English and traditional Chinese (for America’s Chinese) versions. Please http://stareastnet.io/ (there is a wrong url showing on the Comment Letter).

The company restates that all assets and business operations are in the United States, and the Company is no longer targeting the Chinese market in China or Hong Kong. We have no officers and operations located in China, and while management resides in Hong Kong, no operations or business is conducted there. The Company is operating its business and managing its assets all in New York, including its head office, its new movie theatre lease, and its U.S. based NFT MMM website.

Sincerely,

/s/ Chiyuan Deng

Chiyuan Deng

President